Correspondence Document

December 6, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Coach, Inc. Form 10-K for the Fiscal Year Ended June 29, 2013 Filed August 22, 2013 Response dated November 22, 2013 File No. 001-16153

Dear Ms. Jenkins:

On behalf of Coach, Inc. (the “Company”), this letter is to respectfully request an extension to respond to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated November 27, 2013, as discussed with the Staff on December 6, 2013. The Company is committed to responding promptly and intends to provide a response to the Staff no later than December 27, 2013.

Thank you for your assistance in this matter.  If you should have any questions on the foregoing, please call the undersigned at (212) 615-2436.

Sincerely, /s/ David E. Howard David E. Howard Associate General Counsel and Assistant Corporate Secretary

cc:

Mr. Rufus Decker, Division of Corporation Finance, Securities and Exchange Commission
Mr. James Giugliano, Division of Corporation Finance, Securities and Exchange Commission
Jane Nielsen, Executive Vice President and Chief Financial Officer, Coach, Inc.
Melinda Brown, Senior Vice President and Controller, Coach, Inc.

516 WEST 34TH STREET NEW YORK, NY 10001  TELEPHONE 212 615 2436